Exhibit 1

4 March 2019

British American Tobacco p.l.c. (“British American Tobacco”)

Quebec tobacco class action Court of Appeal judgment issued

The judgment in the two Quebec Class Action lawsuits against our subsidiary, Imperial Tobacco Canada Ltd., and two other Canadian tobacco companies was publicly issued by the Quebec Court of Appeal in Montreal on 1st March 2019.

The Court of Appeal has upheld the Superior Court’s decision of May 2015.

A British American Tobacco spokesperson said:

“We are extremely disappointed that the Quebec Court of Appeal did not overturn the trial court’s judgment against our Canadian subsidiary, Imperial Tobacco Canada Ltd. We are still of the view that this decision is wrong – ignoring the reality that both adult consumers and government have known about the risk associated with smoking for decades. As a result, we believe it should be overturned.

“Imperial Tobacco Canada Ltd. needs to review the court’s decision in more detail and will decide on next steps over the coming days and weeks. Given the significance of the judgment, they have said that they fully intend to appeal the decision to the Supreme Court of Canada.”

Following the release of the judgment from the Quebec Court of Appeal, the plaintiffs requested immediate release of the funds on deposit, which was refused. They then filed a formal motion to release the funds. Imperial Tobacco Canada Ltd. filed a motion to prevent the release of the funds in question.

British American Tobacco was not a party to the proceeding and is not a party to the judgment, only its Canadian subsidiary, Imperial Tobacco Canada Ltd.

NOTES TO EDITORS
The judgment follows an almost 20-year legal challenge against British American Tobacco’s Canadian subsidiary, Imperial Tobacco Canada Ltd. as well as Philip Morris International’s and Japan Tobacco International’s Canadian subsidiaries.

The cases were brought against the three Canadian tobacco manufacturers on behalf of two groups of Plaintiffs: smokers, who smoked a minimum of 12 pack-years and who were diagnosed with lung, throat and laryngeal cancer or emphysema prior to 12th March 2012; and smokers who were addicted to nicotine at the time the proceedings were commenced (September 1998) and remained addicted until at least 21st February 2005.

About British American Tobacco
British American Tobacco (BAT) is one of the world’s leading, multi-category consumer goods companies, providing tobacco and nicotine products to millions of consumers around the world. It employs over 55,000 people, with market leadership in over 55 countries and factories in 48. Its Strategic Portfolio is made up of its global cigarette brands and a growing range of potentially reduced-risk products. These include vapour, tobacco heating products, modern oral products including tobacco-free nicotine pouches, as well as traditional oral products, such as snus and moist snuff. In 2018, the Group generated revenue of £24.5 billion and profit from operations of £9.3 billion.

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